UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71089

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Amplify Community Investment Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1688 Meridian Avenue, Suite 700
(No. and Street)

Miami Beach   FL   33139
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Jon Nixon   917-703-1704   516-490-8400
(Name)   (Area Code — Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave, Suite 130   Maitland   FL   32751
(Address)   (City)   (State)   (Zip Code)
7/28/2004   1839
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Rosiak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amplify Community Investment Partners, LLC _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Amplify Community Investment Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amplify Community Investment Partners, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Amplify Community Investment Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Amplify Community Investment Partners, LLC management. Our responsibility is to express an opinion on Amplify Community Investment Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Amplify Community Investment Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Amplify Community Investment Partners, LLC's financial statements. The supplemental information is the responsibility of Amplify Community Investment Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Amplify Community Investment Partners, LLC's auditor since 2024.

Maitland, Florida

April 26, 2026

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	173,145
Accounts Receivable		1,215,551
Prepaid Expenses and Other		38,952
TOTAL ASSETS	$	1,427,648

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	337,399
Total Liabilities		337,399
Member's Equity		1,090,249
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,427,648

See Accompanying Notes to Financial Statements.

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues		
Investment Banking	$	2,216,910
Advisory Fees		325,599
Tail Fees		178,078
Reimbursed Expenses		26,572
Total Revenues		2,747,159
Expenses		
Payroll	$	1,110,000
Payroll Taxes		27,298
Professional Fees		177,275
Commission		713,488
Other		127,882
Regulatory Fees		19,969
Occupancy Expenses		846
Technology and Communications		42,636
Total Expenses		2,219,394
Net Income	$	527,765

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - January 1, 2025	$	562,484
Net Income		527,765
Balance - December 31, 2025	$	1,090,249

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities		
Net Income	$	527,765
Adjustments to Reconcile Net Loss to Net Cash Used by		
Operating Activities:		
Increase in Accounts Receivable		(730,967)
Increase in Prepaid Expenses and Other		(16,667)
Increase in Accounts Payable and Accrued Expenses		257,124
Net Cash Used by Operating Activates		37,255
Net Increase in Cash		37,255
Cash - Beginning of Period		135,890
Cash - End of Period	$	173,145
Supplemental cash flows disclosures:		
Income tax payments	$	-
Interest payments	$	-

See Accompanying Notes to Financial Statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Amplify Community Investment Partners, LLC (the "Company") was formed on April 4, 2023, as a Delaware Limited Liability company. The LLC is a broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary business is private placement of securities.

Accounting Policies
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Income Taxes
The Company has elected S corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company continually reevaluates all of their accounting estimates based on these conditions and record adjustments when necessary.

Cash
The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING (continued)

Revenue recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under the General Accepted Accounting Principal in the United States of America ("GAAP") (FASB Accounting Standards Codification 606 ("ASC 606")). The Company adopted this standard in April 2023.

The core principle of ASC 606 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Investment Banking and Advisory Fees
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides investment banking services related to capital raising activities. Revenue for investment banking arrangements is generally recognized at the point in time that performance under the arrangement is completed (when the subscription applications are approved or confirmed by the fund). However, for certain contracts (advisory fees), revenue is recognized over time for advisory fees in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For advisory fees received in advance for which performance obligations have not been completed, the Company defers the income. The Company had $10,000 in deferred advisory fees as of December 31, 2025.

The Company receives tail fees from placement deals closed at another broker dealer for which a registered representative was previously registered. Revenue is recognized when there is certainty a fee will be received.

Accounts Receivable
The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING (continued)

<u>Concentrations of Credit Risk</u>
Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and accounts receivable. Although the LLC maintains cash in FDIC insured accounts with accredited financial institutions, account balances may at times exceed federally insured limits. The LLC maintains FDIC insured sweep accounts and monitors the credit standing of such financial institutions in order to limit credit risk. The LLC has not experienced any losses on deposits of cash and does not believe it is exposed to losses due to credit risk on cash. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its clients and generally requires no collateral to secure accounts receivable. The LLC reviews all accounts receivable balances to determine if an allowance for amounts which collection is considered to be doubtful is necessary. Consequently, the LLC believes that its exposure to losses due to credit risk on cash and accounts receivable is limited.

2. NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities Exchange Act Uniform Net Capital Rule (Rule 15c3-1l), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1, or, during its first year of operations, 8 to1. At December 31, 2025, the Company had net capital of $109,235 which was $22,493 in excess of its required minimum net capital of 6-2/3% of aggregate indebtedness. Ratios of aggregate indebtedness to net capital was 3.088 to 1.

3. LEASES

The Company leased office space in Miami Florida on a month-to-month basis. The rent for this location was $846 in 2025.

4. SEGMENT REPORTING

The Company's chief operating decision maker is its president. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

5. CONTINGENCIES

The Company was not subject to litigation during and at the period ended December 31, 2025.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

SUPPLEMENTAL INFORMATION

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT
AS OF DECEMBER 31, 2025

Total Member's Equity	$	1,090,249
Non-Allowable Assets:		
Accounts Receivable		942,062
Prepaid Expenses and Other		38,952
Total Non-Allowable Assets		981,014
Net Capital	$	109,235
Aggregate Indebtedness	$	337,399
Percentage of Aggregate Indebtedness to Net Capital		3.088 to 1
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$	22,493
Excess Net Capital	$	86,742

Reconciliation with the Company's Computation included
in Part IIA of Form X-17A-5 as of December 31, 2025:

There is no material difference between the above computation of net capital and the corresponding
computation reported in Form X-17A-5 Part IIA.

AMPLIFY COMMUNITY INVESTMENT PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on July 1, 2020. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on July 1, 2020. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Amplify Community Investment Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Amplify Community Investment Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 ("Rule 15c2-4"); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Amplify Community Investment Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Amplify Community Investment Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 26, 2026

Amplify Community Investment Partners, LLC
1688 Meridian Avenue, Suite 700
Miami Beach, FL 33139

EXEMPTION REPORT

Management of Amplify Community Investment Partners, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". Management performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Management determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule l 5c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. Management reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities limited to Private Placement activities throughout the year ended December 31, 2025, without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2025, to December 31, 2025, without exception.

Eric Rosiak

CEO April 8, 2025